No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2021

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. filed its consolidated interim financial statements for the fiscal second quarter ended September 30, 2021 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 18, 2021

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

September 30, 2021

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Results

Overview of Operating Performance

While the global economy which had slowed down due to the spread of coronavirus disease 2019 (COVID-19) has continued to be on a recovery track, it has still continued to affect Honda’s consolidated financial results for the six months ended September 30, 2021.

Resulting from travel restriction measures in certain countries or regions, the production activities of some of Honda’s production bases were also affected mainly due to restrictions on employees’ commute to the workplaces and delays in the supply of parts within the supply chain. Some dealers were obliged to suspend business, shorten business hours, or reduce services such as inspections and repairs. However, there is no significant impact on Honda’s consolidated financial results for the six months ended September 30, 2021.

Honda’s consolidated sales revenue for the six months ended September 30, 2021 increased by 21.0%, to ¥6,988.2 billion from the same period last year, due mainly to increased sales revenue in all business operations. Operating profit increased by 161.2%, to ¥442.1 billion from the same period last year, due mainly to an increase in profit attributable to increased sales revenue and model mix. Profit before income taxes increased by 105.8%, to ¥560.3 billion from the same period last year. Profit for the period attributable to owners of the parent increased by 143.2%, to ¥389.2 billion from the same period last year.

Business Segments

Motorcycle Business

For the six months ended September 30, 2020 and 2021

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Six months ended Sep. 30, 2020	Six months ended Sep. 30, 2021			Six months ended Sep. 30, 2020	Six months ended Sep. 30, 2021
			Change	%			Change	%
Motorcycle Business	6,322	8,173	1,851	29.3	4,244	5,087	843	19.9
Japan	109	126	17	15.6	109	126	17	15.6
North America	141	214	73	51.8	141	214	73	51.8
Europe	124	184	60	48.4	124	184	60	48.4
Asia	5,502	6,915	1,413	25.7	3,424	3,829	405	11.8
Other Regions	446	734	288	64.6	446	734	288	64.6

*

Honda Group Unit Sales is the total unit sales of completed motorcycle, ATV and side-by-side products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

Sales revenue from external customers increased by 33.4%, to ¥1,023.7 billion from the same period last year, due mainly to increased consolidated unit sales. Operating profit increased by 86.0%, to ¥148.1 billion from the same period last year, due mainly to an increase in profit attributable to increased sales volume and model mix.

Automobile Business

For the six months ended September 30, 2020 and 2021

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Six months ended Sep. 30, 2020	Six months ended Sep. 30, 2021			Six months ended Sep. 30, 2020	Six months ended Sep. 30, 2021
			Change	%			Change	%
Automobile Business	2,045	1,915	(130)	(6.4)	1,090	1,182	92	8.4
Japan	272	248	(24)	(8.8)	238	215	(23)	(9.7)
North America	619	667	48	7.8	619	667	48	7.8
Europe	50	56	6	12.0	50	56	6	12.0
Asia	1,054	882	(172)	(16.3)	133	182	49	36.8
Other Regions	50	62	12	24.0	50	62	12	24.0

*

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans and others by our Japanese finance subsidiaries and provided through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

Sales revenue from external customers increased by 19.7%, to ¥4,335.2 billion from the same period last year, due mainly to increased consolidated unit sales. Operating profit was ¥117.1 billion, an increase of ¥187.6 billion from the same period last year, due mainly to an increase in profit attributable to increased sales volume and model mix.

Financial Services Business

Sales revenue from external customers increased by 16.4%, to ¥1,442.5 billion from the same period last year, due mainly to increased operating lease revenues. Operating profit increased by 7.2%, to ¥176.8 billion from the same period last year, due mainly to an increase in profit attributable to increased sales revenue.

Life Creation and Other Businesses

For the six months ended September 30, 2020 and 2021

	Units (thousands)
	Honda Group Unit Sales / Consolidated Unit Sales*
	Six months ended Sep. 30, 2020	Six months ended Sep. 30, 2021
			Change	%
Life Creation Business	2,453	3,230	777	31.7
Japan	158	184	26	16.5
North America	1,171	1,597	426	36.4
Europe	346	499	153	44.2
Asia	640	756	116	18.1
Other Regions	138	194	56	40.6

*

Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In Life creation business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate and joint venture accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers increased by 27.7%, to ¥186.6 billion from the same period last year, due mainly to increased consolidated unit sales in Life creation business. Operating profit was ¥0.1 billion, an increase of ¥4.9 billion from the same period last year, due mainly to an increase in profit attributable to increased sales volume and model mix. In addition, operating loss of aircraft and aircraft engines included in the Life creation and other businesses was ¥15.6 billion, an increase of ¥0.2 billion from the same period last year.

Cash Flows

Consolidated cash and cash equivalents on September 30, 2021 decreased by ¥138.7 billion from March 31, 2021, to ¥2,619.2 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to ¥298.0 billion of cash inflows. Cash inflows from operating activities decreased by ¥203.8 billion from the same period last year, due mainly to increased payments for parts and raw materials, which was partially offset by increased cash received from customers.

Net cash used in investing activities amounted to ¥226.7 billion of cash outflows. Cash outflows from investing activities decreased by ¥76.5 billion from the same period last year, due mainly to increased proceeds from sales and redemptions of other financial assets as well as decreased payments for additions to and internally developed intangible assets.

Net cash used in financing activities amounted to ¥212.6 billion of cash outflows. Cash outflows from financing activities increased by ¥336.8 billion from the same period last year, due mainly to decreased proceeds from financing liabilities and increased dividends paid.

Changes in Major Consolidated Subsidiaries

Changes in major consolidated subsidiaries for the six months ended September 30, 2021 are as follows:

Motorcycle Business, Automobile Business, Life Creation and Other Businesses

American Honda Motor Co., Inc. integrated certain functions of Honda R&D Americas, Inc. for the three months ended June 30, 2021.

Automobile Business

Honda of America Mfg., Inc. merged with Honda Manufacturing of Alabama, LLC, Honda Manufacturing of Indiana, LLC, Honda Transmission Mfg. of America, Inc., Honda R&D Americas, Inc. and three other companies and changed its name to “Honda Development and Manufacturing of America, LLC” for the three months ended June 30, 2021.

Honda of the U.K. Manufacturing Ltd. and Honda Turkiye A.S. ceased production of automobiles for the three months ended September 30, 2021.

Research and Development

The changes in research and development activities by Honda and its subsidiaries for the six months ended September 30, 2021 are as follows:

American Honda Motor Co., Inc., our consolidated subsidiaries in the United States, made organizational changes to its automobile manufacturing-related companies and automobile development function in the United States on April 1, 2021. As a result of these changes, Honda R&D Americas, Inc. and Honda Engineering North America, Inc. were merged into Honda Development and Manufacturing of America, LLC. Additionally, in the motorcycle operations, Honda of South Carolina Mfg., Inc., which is responsible for manufacturing powersports products (PSPs), including ATV and side-by-side products, and the PSPs development function of Honda R&D Americas, Inc. were merged into the PSPs division of American Honda Motor Co., Inc. These organizational changes will advance integrated operations in all areas of sales, manufacturing, development and procurement, and strengthen our business structure in North America to respond more quickly to the needs of our customers and the market in light of the rapidly changing market environment.

Unit Production and Sales

Unit production and sales in Honda and its subsidiaries for the six months ended September 30, 2021 in Life creation business increased significantly from the same period last year. The increased unit production in Life creation business was due to suspended or reduced production in Honda’s production bases in Japan and overseas resulted from the spread of COVID-19 in the same period last year. For the increased unit sales in Life creation business, see “Business Segment” in “Consolidated Financial Results”.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

March 31, 2021 and September 30, 2021

		Yen (millions)
Assets	Note	March 31, 2021	September 30, 2021
		unaudited	unaudited
Current assets:
Cash and cash equivalents		¥2,758,020	¥2,619,277
Trade receivables		801,814	666,741
Receivables from financial services		1,794,654	1,591,409
Other financial assets		295,307	191,254
Inventories		1,545,600	1,761,246
Other current assets		383,696	328,047

Total current assets		7,579,091	7,157,974

Non-current assets:
Investments accounted for using the equity method		891,002	1,013,063
Receivables from financial services		3,619,896	3,718,734
Other financial assets		628,533	723,797
Equipment on operating leases	5	4,919,916	5,062,690
Property, plant and equipment	6	3,021,514	2,949,304
Intangible assets		818,763	826,229
Deferred tax assets		99,552	106,224
Other non-current assets		342,763	346,251

Total non-current assets		14,341,939	14,746,292

Total assets		¥21,921,030	¥21,904,266

		Yen (millions)
Liabilities and Equity	Note	March 31, 2021	September 30, 2021
		unaudited	unaudited
Current liabilities:
Trade payables		¥1,088,061	¥861,875
Financing liabilities		3,005,624	3,055,345
Accrued expenses		415,106	284,463
Other financial liabilities		182,145	154,375
Income taxes payable		47,793	55,319
Provisions	7	362,151	257,331
Other current liabilities		614,577	619,518

Total current liabilities		5,715,457	5,288,226

Non-current liabilities:
Financing liabilities		4,715,361	4,682,601
Other financial liabilities		280,809	275,093
Retirement benefit liabilities		358,532	362,614
Provisions	7	278,890	258,129
Deferred tax liabilities		842,001	914,762
Other non-current liabilities		357,141	370,905

Total non-current liabilities		6,832,734	6,864,104

Total liabilities		12,548,191	12,152,330

Equity:
Common stock		86,067	86,067
Capital surplus		172,049	185,502
Treasury stock		(273,786)	(285,157)
Retained earnings		8,901,266	9,197,111
Other components of equity		196,710	322,313

Equity attributable to owners of the parent		9,082,306	9,505,836
Non-controlling interests		290,533	246,100

Total equity		9,372,839	9,751,936

Total liabilities and equity		¥21,921,030	¥21,904,266

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the six months ended September 30, 2020 and 2021

		Yen (millions)
	Note	September 30, 2020	September 30, 2021
		unaudited	unaudited
Sales revenue	8	¥5,775,144	¥6,988,228

Operating costs and expenses:
Cost of sales		(4,653,557)	(5,561,775)
Selling, general and administrative		(623,192)	(625,603)
Research and development		(329,130)	(358,654)

Total operating costs and expenses		(5,605,879)	(6,546,032)

Operating profit		169,265	442,196

Share of profit of investments accounted for using the equity method		102,296	107,246

Finance income and finance costs:
Interest income		8,877	11,080
Interest expense		(6,549)	(6,428)
Other, net		(1,605)	6,302

Total finance income and finance costs		723	10,954

Profit before income taxes		272,284	560,396

Income tax expense		(99,715)	(151,795)

Profit for the period		¥172,569	¥408,601

Profit for the period attributable to:
Owners of the parent		160,051	389,209
Non-controlling interests		12,518	19,392

		Yen
		September 30, 2020	September 30, 2021
Earnings per share attributable to owners of the parent
Basic and diluted	11	¥92.70	¥225.43

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2020 and 2021

		Yen (millions)
	Note	September 30, 2020	September 30, 2021
		unaudited	unaudited
Profit for the period		¥172,569	¥408,601

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		18,246	58,018
Share of other comprehensive income of investments accounted for using the equity method		(427)	1,320
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		114	(18)
Exchange differences on translating foreign operations		(77,590)	37,049
Share of other comprehensive income of investments accounted for using the equity method		475	26,676

Total other comprehensive income, net of tax		(59,182)	123,045

Comprehensive income for the period		¥113,387	¥531,646

Comprehensive income for the period attributable to:
Owners of the parent		97,336	514,720
Non-controlling interests		16,051	16,926

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months ended September 30, 2020 and 2021

		Yen (millions)
	Note	September 30, 2020	September 30, 2021
		unaudited	unaudited
Sales revenue	8	¥3,651,369	¥3,404,358

Operating costs and expenses:
Cost of sales		(2,884,258)	(2,715,355)
Selling, general and administrative		(317,939)	(308,589)
Research and development		(166,216)	(181,428)

Total operating costs and expenses		(3,368,413)	(3,205,372)

Operating profit		282,956	198,986

Share of profit of investments accounted for using the equity method		62,302	51,315

Finance income and finance costs:
Interest income		4,282	5,880
Interest expense		(4,716)	(3,503)
Other, net		893	(3,642)

Total finance income and finance costs		459	(1,265)

Profit before income taxes		345,717	249,036

Income tax expense		(93,169)	(78,155)

Profit for the period		¥252,548	¥170,881

Profit for the period attributable to:
Owners of the parent		240,922	166,697
Non-controlling interests		11,626	4,184

		Yen
		September 30, 2020	September 30, 2021
Earnings per share attributable to owners of the parent
Basic and diluted	11	¥139.53	¥96.56

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the three months ended September 30, 2020 and 2021

		Yen (millions)
	Note	September 30, 2020	September 30, 2021
		unaudited	unaudited
Profit for the period		¥252,548	¥170,881

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		14,037	(4,564)
Share of other comprehensive income of investments accounted for using the equity method		(956)	372
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		58	(48)
Exchange differences on translating foreign operations		(86,409)	7,739
Share of other comprehensive income of investments accounted for using the equity method		5,668	7,368

Total other comprehensive income, net of tax		(67,602)	10,867

Comprehensive income for the period		¥184,946	¥181,748

Comprehensive income for the period attributable to:
Owners of the parent		177,103	178,448
Non-controlling interests		7,843	3,300

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

For the six months ended September 30, 2020 and 2021

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2020 (unaudited)		¥86,067	¥171,823	¥(273,940)	¥8,142,948	¥(114,639)	¥8,012,259	¥273,764	¥8,286,023

Comprehensive income for the period
Profit for the period					160,051		160,051	12,518	172,569
Other comprehensive income, net of tax						(62,715)	(62,715)	3,533	(59,182)

Total comprehensive income for the period					160,051	(62,715)	97,336	16,051	113,387
Transactions with owners and other
Dividends paid	12				(67,363)		(67,363)	(40,546)	(107,909)
Purchases of treasury stock				(2)			(2)		(2)
Disposal of treasury stock				124			124		124
Share-based payment transactions			95				95		95
Equity transactions and others								2,251	2,251

Total transactions with owners and other			95	122	(67,363)		(67,146)	(38,295)	(105,441)

Balance as of September 30, 2020 (unaudited)		¥86,067	¥171,918	¥(273,818)	¥8,235,636	¥(177,354)	¥8,042,449	¥251,520	¥8,293,969

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2021 (unaudited)		¥86,067	¥172,049	¥(273,786)	¥8,901,266	¥196,710	¥9,082,306	¥290,533	¥9,372,839

Comprehensive income for the period
Profit for the period					389,209		389,209	19,392	408,601
Other comprehensive income, net of tax						125,511	125,511	(2,466)	123,045

Total comprehensive income for the period					389,209	125,511	514,720	16,926	531,646
Reclassification to retained earnings					(92)	92	—		—
Transactions with owners and other
Dividends paid	12				(93,272)		(93,272)	(39,975)	(133,247)
Purchases of treasury stock				(19,470)			(19,470)		(19,470)
Disposal of treasury stock				443			443		443
Share-based payment transactions			(267)				(267)		(267)
Equity transactions and others			13,720	7,656			21,376	(21,384)	(8)

Total transactions with owners and other			13,453	(11,371)	(93,272)		(91,190)	(61,359)	(152,549)

Balance as of September 30, 2021 (unaudited)		¥86,067	¥185,502	¥(285,157)	¥9,197,111	¥322,313	¥9,505,836	¥246,100	¥9,751,936

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the six months ended September 30, 2020 and 2021

		Yen (millions)
	Note	September 30, 2020	September 30, 2021
		unaudited	unaudited
Cash flows from operating activities:
Profit before income taxes		¥272,284	¥560,396
Depreciation, amortization and impairment losses excluding equipment on operating leases		294,284	307,990
Share of profit of investments accounted for using the equity method		(102,296)	(107,246)
Finance income and finance costs, net		34,301	(21,478)
Interest income and interest costs from financial services, net		(63,235)	(79,985)
Changes in assets and liabilities
Trade receivables		(47,843)	137,863
Inventories		32,367	(204,437)
Trade payables		63,257	(212,422)
Accrued expenses		(58,255)	(136,849)
Provisions and retirement benefit liabilities		5,204	(118,571)
Receivables from financial services		83,385	148,032
Equipment on operating leases		(65,320)	(101,068)
Other assets and liabilities		(72,394)	28,415
Other, net		164	(5,829)
Dividends received		115,444	101,140
Interest received		118,369	118,940
Interest paid		(60,381)	(45,457)
Income taxes paid, net of refunds		(47,446)	(71,348)

Net cash provided by operating activities		501,889	298,086

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(141,869)	(140,739)
Payments for additions to and internally developed intangible assets		(111,093)	(81,649)
Proceeds from sales of property, plant and equipment and intangible assets		4,739	6,554
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired		2,230	—
Payments for acquisitions of investments accounted for using the equity method		(2,450)	—
Payments for acquisitions of other financial assets		(135,492)	(221,150)
Proceeds from sales and redemptions of other financial assets		80,690	210,274

Net cash used in investing activities		(303,245)	(226,710)

Cash flows from financing activities:
Proceeds from short-term financing liabilities		4,809,435	4,096,198
Repayments of short-term financing liabilities		(4,764,780)	(4,232,433)
Proceeds from long-term financing liabilities		1,111,588	943,620
Repayments of long-term financing liabilities		(907,621)	(830,634)
Dividends paid to owners of the parent		(67,363)	(93,272)
Dividends paid to non-controlling interests		(26,610)	(38,155)
Purchases and sales of treasury stock, net		122	(19,027)
Repayments of lease liabilities		(30,083)	(38,988)
Other, net		(553)	(2)

Net cash provided by (used in) financing activities		124,135	(212,693)

Effect of exchange rate changes on cash and cash equivalents		(29,798)	2,574

Net change in cash and cash equivalents		292,981	(138,743)

Cash and cash equivalents at beginning of year		2,672,353	2,758,020

Cash and cash equivalents at end of period		¥2,965,334	¥2,619,277

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, Italy, France, China, India, Indonesia, Malaysia, Philippines, Thailand, Vietnam, Argentina and Brazil.

(2) Basis of Preparation

   (a) Compliance with Interim Financial Reporting Standards

The condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended March 31, 2021, since the condensed consolidated interim financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

   (b) Functional Currency and Presentation Currency

The condensed consolidated interim financial statements are presented in Japanese yen, which is the functional currency of the Company. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated.

   (c) Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated interim financial statements are prepared based on the same judgments and estimations as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2021.

(3) Summary of Significant Accounting Policies

The condensed consolidated interim financial statements are prepared based on the same accounting policies as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2021.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(4) Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Life Creation and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

   (a) Segment Information

Segment information as of and for the six months ended September 30, 2020 and 2021 is as follows:

As of and for the six months ended September 30, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated

Sales revenue:
External customers	¥767,316	¥3,622,538	¥1,239,092	¥146,198	¥5,775,144	¥—	¥5,775,144
Intersegment	—	100,284	6,423	8,836	115,543	(115,543)	—

Total	767,316	3,722,822	1,245,515	155,034	5,890,687	(115,543)	5,775,144

Segment profit (loss)	¥79,664	¥(70,503)	¥164,866	¥(4,762)	¥169,265	¥—	¥169,265

Segment assets	¥1,424,352	¥7,706,715	¥10,234,914	¥348,192	¥19,714,173	¥783,000	¥20,497,173
Depreciation and amortization	34,360	249,667	412,027	7,599	703,653	—	703,653
Capital expenditures	18,925	210,914	965,857	4,501	1,200,197	—	1,200,197

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

As of and for the six months ended September 30, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,023,730	¥4,335,269	¥1,442,558	¥186,671	¥6,988,228	¥—	¥6,988,228
Intersegment	—	99,655	1,290	11,033	111,978	(111,978)	—

Total	1,023,730	4,434,924	1,443,848	197,704	7,100,206	(111,978)	6,988,228

Segment profit (loss)	¥148,137	¥117,104	¥176,814	¥141	¥442,196	¥—	¥442,196

Segment assets	¥1,379,823	¥8,446,421	¥10,902,969	¥357,978	¥21,087,191	¥817,075	¥21,904,266
Depreciation and amortization	33,325	263,951	438,425	8,414	744,115	—	744,115
Capital expenditures	17,337	191,267	1,220,048	7,402	1,436,054	—	1,436,054

Segment information for the three months ended September 30, 2020 and 2021 is as follows:

For the three months ended September 30, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥493,094	¥2,412,615	¥663,258	¥82,402	¥3,651,369	¥—	¥3,651,369
Intersegment	—	54,484	3,255	4,395	62,134	(62,134)	—

Total	493,094	2,467,099	666,513	86,797	3,713,503	(62,134)	3,651,369

Segment profit (loss)	¥68,462	¥125,385	¥93,298	¥(4,189)	¥282,956	¥—	¥282,956

For the three months ended September 30, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥505,527	¥2,128,833	¥675,986	¥94,012	¥3,404,358	¥—	¥3,404,358
Intersegment	—	53,637	364	4,445	58,446	(58,446)	—

Total	505,527	2,182,470	676,350	98,457	3,462,804	(58,446)	3,404,358

Segment profit (loss)	¥67,442	¥46,415	¥84,597	¥532	¥198,986	¥—	¥198,986

Explanatory notes:

1.

Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.

Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

4.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2020 and 2021 amounted to ¥1,038,671 million and ¥954,524 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

   (b) Supplemental Geographical Information

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the six months ended September 30, 2020

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,000,257	¥3,131,740	¥236,291	¥1,231,944	¥174,912	¥5,775,144	¥—	¥5,775,144
Inter-geographic areas	671,172	171,326	62,830	193,489	2,622	1,101,439	(1,101,439)	—

Total	1,671,429	3,303,066	299,121	1,425,433	177,534	6,876,583	(1,101,439)	5,775,144

Operating profit (loss)	¥(75,077)	¥119,316	¥11,238	¥90,937	¥2,074	¥148,488	¥20,777	¥169,265

Assets	¥4,728,606	¥11,296,663	¥651,703	¥2,948,224	¥458,061	¥20,083,257	¥413,916	¥20,497,173
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥3,027,858	¥4,659,373	¥59,496	¥645,196	¥106,292	¥8,498,215	¥—	¥8,498,215
As of and for the six months ended September 30, 2021
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,106,802	¥3,831,856	¥318,011	¥1,450,916	¥280,643	¥6,988,228	¥—	¥6,988,228
Inter-geographic areas	992,233	236,406	80,288	309,897	5,139	1,623,963	(1,623,963)	—

Total	2,099,035	4,068,262	398,299	1,760,813	285,782	8,612,191	(1,623,963)	6,988,228

Operating profit (loss)	¥15,049	¥279,456	¥12,867	¥133,867	¥17,067	¥458,306	¥(16,110)	¥442,196

Assets	¥5,042,889	¥12,216,115	¥535,349	¥3,288,559	¥517,500	¥21,600,412	¥303,854	¥21,904,266
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥3,022,583	¥5,175,359	¥57,248	¥637,098	¥135,257	¥9,027,545	¥—	¥9,027,545
For the three months ended September 30, 2020
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥528,807	¥2,070,051	¥145,663	¥787,627	¥119,221	¥3,651,369	¥—	¥3,651,369
Inter-geographic areas	375,442	92,510	48,721	103,815	2,098	622,586	(622,586)	—

Total	904,249	2,162,561	194,384	891,442	121,319	4,273,955	(622,586)	3,651,369

Operating profit (loss)	¥(13,143)	¥197,202	¥6,384	¥67,634	¥7,650	¥265,727	¥17,229	¥282,956

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2021
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥543,343	¥1,846,104	¥147,768	¥721,421	¥145,722	¥3,404,358	¥—	¥3,404,358
Inter-geographic areas	479,841	114,429	26,283	162,109	3,270	785,932	(785,932)	—

Total	1,023,184	1,960,533	174,051	883,530	148,992	4,190,290	(785,932)	3,404,358

Operating profit (loss)	¥13,320	¥126,088	¥2,868	¥52,432	¥14,453	¥209,161	¥(10,175)	¥198,986

Explanatory notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, China, India, Vietnam, Malaysia
Other Regions	Brazil, Australia

2.

Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs.

3.	Assets of each geographical region are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets.

4.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2020 and 2021 amounted to ¥1,038,671 million and ¥954,524 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(5) Equipment on Operating Leases

The additions to equipment on operating leases for the six months ended September 30, 2020 and 2021 are¥963,869 million and ¥1,218,678 million, respectively.

The sales or disposals of equipment on operating leases for the six months ended September 30, 2020 and 2021 are ¥489,592 million and ¥679,327 million, respectively.

(6) Property, Plant and Equipment

The additions to property, plant and equipment for the six months ended September 30, 2020 and 2021 are ¥147,501 million and ¥163,630 million, respectively.

The sales or disposals of property, plant and equipment for the six months ended September 30, 2020 and 2021 are ¥18,987 million and ¥17,464 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(7) Provisions

The components of and changes in provisions for the six months ended September 30, 2021 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of April 1, 2021	¥481,023	¥160,018	¥641,041

Provision	¥50,093	¥1,046	¥51,139
Write-offs	(98,431)	(71,152)	(169,583)
Reversal	(7,274)	(1,451)	(8,725)
Exchange differences on translating foreign operations	826	762	1,588

Balance as of September 30, 2021	¥426,237	¥89,223	¥515,460

Current liabilities and non-current liabilities of provisions as of March 31, 2021 and September 30, 2021 are as follows:

	Yen (millions)
	As of March 31, 2021	As of September 30, 2021
Current liabilities	¥362,151	¥257,331
Non-current liabilities	278,890	258,129

Total	¥641,041	¥515,460

Explanatory note:

*

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda recognizes general estimated warranty costs at the time products are sold to customers. Honda also recognizes specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Provision for product warranties are utilized for expenditures based on the demand from customers and dealers.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(8) Sales Revenue

As stated in Note 4, Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses.

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated revenue with the four reportable segments for the six months ended September 30, 2020 and 2021 are as follows:

For the six months ended September 30, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥43,972	¥601,421	¥61,324	¥24,343	¥731,060
North America	95,114	1,929,784	521,421	66,332	2,612,651
Europe	71,101	136,857	—	25,702	233,660
Asia	467,239	851,270	1	22,468	1,340,978
Other Regions	88,338	94,872	—	7,228	190,438

Total	¥765,764	¥3,614,204	¥582,746	¥146,073	¥5,108,787

Revenue arising from the other sources*	1,552	8,334	656,346	125	666,357

Total	¥767,316	¥3,622,538	¥1,239,092	¥146,198	¥5,775,144

For the six months ended September 30, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥53,819	¥622,315	¥65,533	¥34,383	¥776,050
North America	114,332	2,418,363	681,622	79,064	3,293,381
Europe	112,986	171,356	—	34,443	318,785
Asia	579,029	984,207	13	27,644	1,590,893
Other Regions	163,199	134,661	—	11,035	308,895

Total	¥1,023,365	¥4,330,902	¥747,168	¥186,569	¥6,288,004

Revenue arising from the other sources*	365	4,367	695,390	102	700,224

Total	¥1,023,730	¥4,335,269	¥1,442,558	¥186,671	¥6,988,228

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥24,619	¥317,343	¥29,780	¥14,022	¥385,764
North America	49,609	1,420,034	303,671	37,393	1,810,707
Europe	36,334	94,248	—	13,774	144,356
Asia	320,614	513,396	—	12,787	846,797
Other Regions	61,255	64,182	—	4,349	129,786

Total	¥492,431	¥2,409,203	¥333,451	¥82,325	¥3,317,410

Revenue arising from the other sources*	663	3,412	329,807	77	333,959

Total	¥493,094	¥2,412,615	¥663,258	¥82,402	¥3,651,369

For the three months ended September 30, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥27,608	¥300,274	¥24,041	¥19,432	¥371,355
North America	58,564	1,179,255	303,028	37,857	1,578,704
Europe	46,908	86,023	—	16,824	149,755
Asia	288,357	488,659	11	14,292	791,319
Other Regions	84,084	72,755	—	5,549	162,388

Total	¥505,521	¥2,126,966	¥327,080	¥93,954	¥3,053,521

Revenue arising from the other sources*	6	1,867	348,906	58	350,837

Total	¥505,527	¥2,128,833	¥675,986	¥94,012	¥3,404,358

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(9) Fair Value

   (a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

   (b) Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

   (Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

   (Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

   (Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and the United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

   (Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3. In addition, in the case that cost represents the best estimate of fair value, fair value for the equity securities with no active market is measured at cost.

Price book-value ratio (PBR) of a comparable company are used as a significant unobservable input in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by personnel in accounting divisions of Honda.

   (Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

   (Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

   (c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2021 and September 30, 2021 consist of the following:

	Yen (millions)
As of March 31, 2021	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥43,782	¥—	¥43,782
Interest rate instruments	—	60,367	—	60,367
Other	—	—	4,829	4,829

Total	—	104,149	4,829	108,978

Debt securities	26,570	36,439	5,314	68,323
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	10,134	—	10,134
Equity securities	234,155	—	110,050	344,205

Total	¥260,725	¥150,722	¥120,193	¥531,640

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥17,343	¥—	¥17,343
Interest rate instruments	—	64,913	—	64,913

Total	—	82,256	—	82,256

Total	¥—	¥82,256	¥—	¥82,256

  There were no transfers between Level 1 and Level 2 for the year ended March 31, 2021.

	Yen (millions)
As of September 30, 2021	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥39,141	¥—	¥39,141
Interest rate instruments	—	52,042	—	52,042
Other	—	—	4,268	4,268

Total	—	91,183	4,268	95,451

Debt securities	38,836	53,437	4,253	96,526
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	17,422	—	17,422
Equity securities	315,635	—	112,530	428,165

Total	¥354,471	¥162,042	¥121,051	¥637,564

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥20,680	¥—	¥20,680
Interest rate instruments	—	40,853	—	40,853

Total	—	61,533	—	61,533

Total	¥—	¥61,533	¥—	¥61,533

There were no transfers between Level 1 and Level 2 for the six months ended September 30, 2021.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

There were no significant effects of the measurements on profit or loss or other comprehensive income in Level 3 assets and liabilities measured at fair value on a recurring basis for the six months ended September 30, 2021.

   (d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2021 and September 30, 2021 are as follows:

	Yen (millions)
	As of March 31, 2021		As of September 30, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥5,414,550	¥5,488,065	¥5,310,143	¥5,386,696
Debt securities	173,302	173,302	154,038	154,038
Financing liabilities	7,720,985	7,809,379	7,737,946	7,814,745

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

(10) Contingent Liabilities

Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(11) Earnings Per Share

Earnings per share attributable to owners of the parent for the six months ended September 30, 2020 and 2021 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the six months ended September 30, 2020 and 2021.

	2020	2021
Profit for the period attributable to owners of the parent (millions of yen)	¥160,051	¥389,209
Weighted average number of common shares outstanding, basic (shares)	1,726,630,501	1,726,515,744
Basic earnings per share attributable to owners of the parent (yen)	¥92.70	¥225.43

Earnings per share attributable to owners of the parent for the three months ended September 30, 2020 and 2021 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the three months ended September 30, 2020 and 2021.

	2020	2021
Profit for the period attributable to owners of the parent (millions of yen)	¥240,922	¥166,697
Weighted average number of common shares outstanding, basic (shares)	1,726,646,038	1,726,411,255
Basic earnings per share attributable to owners of the parent (yen)	¥139.53	¥96.56

(12) Dividend

(a) Dividend payout

For the six months ended September 30, 2020

Resolution	The Board of Directors Meeting on May 12, 2020
Type of shares	Common shares
Total amount of dividends (millions of yen)	48,363
Dividend per share (yen)	28.00
Record date	March 31, 2020
Effective date	June 3, 2020

Resolution	The Board of Directors Meeting on August 5, 2020
Type of shares	Common shares
Total amount of dividends (millions of yen)	18,999
Dividend per share (yen)	11.00
Record date	June 30, 2020
Effective date	September 4, 2020

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended September 30, 2021

Resolution	The Board of Directors Meeting on May 14, 2021
Type of shares	Common shares
Total amount of dividends (millions of yen)	93,272
Dividend per share (yen)	54.00
Record date	March 31, 2021
Effective date	June 7, 2021

(b) Dividends payable of which record date was in the six months ended September 30, 2021, effective after the period

Resolution	The Board of Directors Meeting on November 5, 2021
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	94,855
Dividend per share (yen)	55.00
Record date	September 30, 2021
Effective date	December 1, 2021

(13) Approval of Release of Condensed Consolidated Interim Financial Statements

The release of the condensed consolidated interim financial statements was approved by Toshihiro Mibe, Director, President and Representative Executive Officer and Kohei Takeuchi, Director, Senior Managing Executive Officer and Chief Financial Officer on November 10, 2021.